NEWS RELEASE

Revised Terms for the Previously Announced C$15 Million Bought Deal Financing

Dated: March 6, 2008	(AMEX: CXZ) (TSX-V: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX-V: CXX) announces that it has agreed with the Canadian underwriter in connection with the Company’s previously announced bought deal financing, to increase the size of the offering of Flow-Through Shares from 3,031,000 to 3,226,000 and reduce the offering price of the Flow-Through Shares from C$1.65 to C$1.55 per Flow-Through Share. The revised offering of 7,250,000 Units and 3,226,000 Flow-Through Shares priced at C$1.38 per Unit and C$1.55 per Flow-Through Share will result in gross proceeds to Crosshair of C$15,005,300 (the “Offering”). Each Unit consists of one common share and one transferable common share purchase warrant (a “Warrant”). Each Warrant will entitle the holder thereof to purchase one common share at a price of C$2.00 expiring 18 months from the closing of the Offering.

Crosshair will grant an option to purchase additional Units and Flow-through Shares in any combination of Units and Flow-Through Shares to raise additional gross proceeds of up to 15% of the Offering exercisable up to 30 days following the closing of the Offering, to cover over-allotments, if any. The Company expects to file a preliminary short form prospectus with the securities regulatory authorities to qualify the Units and Flow-Through Shares for distribution.

The net proceeds of the Offering will be used for exploration and development of the Company’s mineral projects and general corporate purposes. Closing is expected on or about March 31, 2008.

The Offering is being made pursuant to a short form prospectus to be filed in all provinces except Quebec. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or applicable state securities laws, and may not be offered or sold in the United States or to “U.S. persons,” as such term is defined in Regulation S under the U.S. Securities Act, absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador—Canada’s most promising emerging uranium district. The 755 sq km Central Mineral Belt Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization.

For more information on the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J. Morabito"
Chief Executive Officer

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: dan@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

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